HIVE Blockchain Provides May 2022 Production Update

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated February 2, 2021 to its amended and restated short form base shelf prospectus dated January 4, 2022.

Vancouver, British Columbia--(Newsfile Corp. - June 6, 2022) - HIVE Blockchain Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: HBFA) (the "Company" or "HIVE") is pleased to announce the production figures from the Company's global Bitcoin and Ethereum mining operations for the month of May 2022, with a BTC HODL balance of 3,186 Bitcoin as of June 5, 2022.

May 2022 Production Figures

HIVE is pleased to announce its May 2022 production figures and mining capacity:

• 273.4 BTC Produced

• 2,694 ETH Produced*

• 2.15 Exahash of Bitcoin mining capacity at beginning of May

• Increased to 2.18 Exahash of Bitcoin mining capacity at end of May

• 6.26 Terahash of Ethereum mining capacity at beginning of May

• 6.26 Terahash of Ethereum mining capacity at end of May

*The Company's production of ETH from GPU mining (including selective optimizations of GPU hashrate) has yielded a total ETH production of 2,694 ETH

Frank Holmes, Executive Chairman of HIVE stated, "We are pleased to report in May HIVE continued its strong momentum in expanding our hashrate, notably our Bitcoin mining hashrate grew by 8% this month, through installations and electrical upgrades. In May we produced an average of 8.8 BTC per day, and we are pleased to note that as of today, we are producing approximately 9.2 BTC a day even after the recent difficulty increase of 5.5%."

Aydin Kilic, President & COO of HIVE noted, "Our operational team continuously strives for excellence, ensuring that as we scale our hashrate as a company we also optimize our uptime, to ensure maximized Bitcoin and Ethereum output figures. Mr. Kilic continued, "We also would like to provide an update on the BTC and ETH equivalency, where one can equate value of the coins produced daily. The ETH that HIVE produced during the month of May, equated on a daily basis, is approximately equal to a monthly total of 185.8 BTC, which we refer to as Bitcoin equivalent or BTC equivalent. This is in addition to the 273.4 BTC produced from our Bitcoin mining operations during May, for a total of 459.2 Bitcoin equivalent."

The Company's total Bitcoin equivalent production in May 2022 was:

• 459.2 BTC Equivalent (ETH + BTC) Produced

• 14.8 BTC Equivalent produced per day on average

• 3.4 Exahash of BTC Equivalent Hashrate (BTC hashrate plus equivalent ETH Hashrate as of May 31)

Market Sentiment for Top 100 Technology Stocks and Bitcoin

The correlation between Bitcoin price trends and top 100 tech stocks is 93%. Further, the correlation between bitcoin miners and bitcoin prices is +90%. The trend has been harsh and down over the past year, especially year to date with rising inflation and rising interest rates fears. In fact, the negativity is very high as reported by our primary stock exchange that 25% of our total traded value is shorted1. Historically a large short position and a price reversal up from such an over sold level in Bitcoin prices are the ingredients for the HIVE stock outperforming digital assets such as Bitcoin and Ethereum.

We are frustrated like most loyal long-term shareholders that we are not enjoying a premium as measured in revenue, cash flow multiples for superior execution, green energy focus and ESG strategy. Important for our shareholders as we weather the Bitcoin winter together, is that management remains focused on basic business fundamentals. We are laser focused on increasing our revenue, cash flow and Bitcoin HODL position on our balance sheet. We have a solid plan to build our data center business globally as this infrastructure is key to rising Bitcoin production with a high degree of efficiency.

The stock reverse spilt has been completed and we urge shareholders to watch our latest corporate update here on YouTube to better understand that the stock price is not a fair and reasonable price relative to our track record, growth plans and negative sentiment towards Tech stocks, especially bitcoin miners.

1 Year Ahead Hashrate Growth Outlook

HIVE is pleased to update investors on the Company's growth plans for the year ahead. The Company will be at 6.2 Exahash BTC equivalent hashrate in one year, based on contracted monthly deliveries of ASIC and GPU hardware (with deposits in place), up from 3.4 Exahash of BTC equivalent hashrate today.

HIVE's treasury of Bitcoin and Ethereum mined with green energy is currently valued at approximately USD $122 million.

The Company has been consistently receiving these ASIC and GPU deliveries monthly and expects this to continue on schedule. HIVE has carefully endeavoured to balance sustainable growth of its data center infrastructure to optimize the incoming ASIC and GPU hardware orders, so that we have maximum operating hashrate, and the best efficiency in Bitcoin per Exahash amongst industry peers.

Our fourth building in New Brunswick has just been completed, which will bring our data center campus to a total of 75 MW, up from 50MW. The fourth building is in the process of being commissioned this week and will coincide with upcoming deliveries of new machines.

HIVE is also progressing in development of the Intel Blockscale ASIC miner, with functional test units expected this month, for the HIVE engineering team to operate and test in its facilities, with prototype production expected for late summer, and mass production scheduled to launch this fall.

As it pertains to rapidly scaling, HIVE has endeavoured to first find sources of low-cost green energy before buying large allocations of GPUs or ASIC miners to maximize our efficiencies and generate robust returns on invested capital. In our market intelligence, the Company has noticed supply disruptions for electrical equipment needed to make data centers, such as transformers and switch gear. Striving to scale large production has run into many roadblocks due to these supply line issues. New miners who only recently placed their orders may face severe delays.

Our research from China shows the lockdown of over 30 cities has created an epic traffic jam of empty ships waiting to pick up manufactured products in ports along the China coast. This is impacting their whole manufacturing sector, as well as other industries which rely on these suppliers. We are closely monitoring the trade off between risks of not receiving needed electrical and hardware for building data centers and Bitcoin mining machines

ETH Profits to Fund Intel Bitcoin Miners

Despite the recent fall in price, Ethereum has outperformed Bitcoin over the last year. We decided it was prudent to take some profits in ETH due to its higher volatility and have sold approximately 10,000 coins.

We significantly reduced our ETH holdings to fund our Intel strategic relationship and the building of new Bitcoin miners. However due to continued expansion of our ETH mining capacity, we will look to replace those coins in the near future.

We will continue to look to sell ETH at strategic times to fund our long-term Bitcoin mining goals. We see our ETH mining operations as a highly profitable and less competitive niche we can take advantage of for long enough to become a large player in the Bitcoin mining space. If for some reason, ETH never transitions to proof-of-stake, that will all be "gravy", as they say.

Network Mining Difficulty

The Bitcoin network difficulty increased as much as 5% during the month of May, although corrected by -4% towards the end of the month; similarly, the Ethereum network difficulty increased by an average of 4.6% during the month of May. These factors negatively impact our gross profit margins.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud and HODL both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to, business goals and objectives of the Company; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; and other related risks as more fully set out in the registration statement of Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

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1 Shortdata.ca

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